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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

February 23, 2024

VIA EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (SEC File Nos. 033-17619 and 811-05349) (“GST”) and Goldman Sachs Trust II (SEC File Nos. 333-185659 and 811-22781) (“GST II”) (together, the “Registrants”)

Post-Effective Amendment No. 886 to the GST Registration Statement on Form N-1A and Post-Effective Amendment No. 133 to the GST II Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Michael McGrail of Dechert LLP and me in a telephonic discussion on February 5, 2024 with respect to your review of Post-Effective Amendment No. 133 (the “Amendment”) to GST II’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 19, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of incorporating disclosure related to changes to the principal investment strategies of the Goldman Sachs Multi-Strategy Alternatives Fund (formerly, “Goldman Sachs Multi-Manager Alternatives Fund”), a series of GST II, which could be construed as material. In addition, this letter also responds to a comment regarding Post-Effective Amendment No. 886 to GST’s registration statement filed with the SEC on March 30, 2023 with respect to the Goldman Sachs Energy Infrastructure Fund, a series of GST. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the respective registration statements.

Mr. Bellacicco February 23, 2024 Page 2

Goldman Sachs Trust II

Goldman Sachs Multi-Strategy Alternatives Fund

Prospectuses

1. Comment: In the “Goldman Sachs Multi-Strategy Alternatives Fund–Summary–Principal Investment Strategies” section, with respect to the Subsidiary:

a) Please supplementally confirm that the only subsidiary the Fund uses is wholly-owned.

b) Please supplementally confirm that the Fund complies with the provisions of Section 8 of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies on an aggregate basis with the Subsidiary.

c) Please supplementally confirm that the Fund complies with the provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debts as its own for purposes of Section 18.

d) Please supplementally confirm that the investment adviser with respect to the Subsidiary satisfies the requirements of Section 15 of the 1940 Act relating to investment advisory contracts as if it were the investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

e) Please supplementally confirm that the Subsidiary complies with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody and identify the custodian of the Subsidiary, if any.

f) Please supplementally confirm if the financial statements of the Subsidiary will be consolidated with those of the Fund.

g) Please supplementally confirm that the Subsidiary agrees to inspection of the Subsidiary’s books and records by the SEC.

h) Please supplementally confirm that the Subsidiary and its managers will designate an agent for service of process in the United States.

Response:

a) The Fund hereby confirms that the only subsidiary the Fund is currently expected to use is wholly-owned (i.e., the Subsidiary).

b) The Fund hereby confirms that, in complying with its fundamental investment policies under Section 8 of the 1940 Act, the Fund will aggregate its direct investments with the Subsidiary’s investments when testing for compliance with each fundamental investment policy.

Mr. Bellacicco February 23, 2024 Page 3

c) The Fund hereby confirms that, in complying with Section 18 of the 1940 Act, the Fund will aggregate its direct investments with the Subsidiary’s investments when testing for compliance.

d) The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act and therefore the Fund does not believe that the investment advisory agreement between the Investment Adviser and the Subsidiary is required to comply with the provisions of Section 15 of the 1940 Act, however, the Fund confirms that such investment advisory agreement will be governed by Section 15 of the 1940 Act in all material respects. The Fund also notes that the Investment Adviser serves as the investment adviser to both the Fund and the Subsidiary, and the investment advisory agreement between the Fund and the Investment Adviser has been approved by the Fund’s Board of Trustees and satisfies the requirements of Section 15.

e) The Fund hereby confirms that the Subsidiary complies, and will continue to comply, with Section 17 of the 1940 Act and the rules thereunder. In addition, custody of the Subsidiary’s assets are maintained with the Fund’s custodian, State Street Bank and Trust Company, and in accordance with Section 17(f) and the rules thereunder.

f) The Fund hereby confirms that the Subsidiary’s financial statements are consolidated, and will continue to be consolidated, with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

g) The Fund hereby confirms that the Subsidiary consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

h) The Fund hereby confirms that a designation of an agent for service of process for the Subsidiary in the United States has been made.

2. Comment: In the “Goldman Sachs Multi-Strategy Alternatives Fund–Summary–Performance” section, please include the average annual total return information for the calendar year ended December 31, 2023. Additionally, please revise the first paragraph under the section to reflect that performance from September 23, 2023 through December 31, 2023 reflects the Fund’s new principal investment strategies.

Response: The Fund’s disclosure has been revised accordingly.

3. Comment: Please confirm that any supplements that may have been filed subsequent to the Fund’s 485(a) but prior to the effectiveness of the Fund’s registration statement will be incorporated in the Fund’s 485(b) filing.

Response: The Fund confirms that any supplements filed after the Fund’s 485(a) filing but prior to the effectiveness of the Fund’s registration statement will be incorporated in the Fund’s 485(b) filing.

Mr. Bellacicco February 23, 2024 Page 4

4. Comment: With respect to the Fund’s Class P Shares Prospectus, please incorporate comments from the Multi-Class Prospectus, as applicable.

Response: The Registrant has incorporated this comment.

Statement of Additional Information

5. Comment: Please add disclosure clarifying that the Goldman Sachs Credit Income Fund has been deregistered.

Response: The Fund’s disclosure has been revised accordingly.

Goldman Sachs Trust

Goldman Sachs Energy Infrastructure Fund

Prospectus

6. Comment: Please confirm the expense example with respect to the Fund.

Response: A supplement to the Fund’s multi-class prospectus will be filed to revise the Fund’s expense example.

* *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen
Vince Nguyen

cc:	Robert L. Griffith, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP